UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Genesis Growth Tech Acquisition Corp.

Full Name of Registrant

Former Name if Applicable

Bahnhofstrasse 3 Hergiswil

Address of Principal Executive Office (Street and Number)

Nidwalden, Switzerland 6052

City, State, Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, cannot be filed within the prescribed time period because the Company requires additional time to ensure adequate disclosure of certain information required to be included in the Form 10-Q. The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 will be filed on or before the 5th calendar day following the prescribed due date.

This notice contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act) and information relating to the Company that are based on the beliefs of the management of the Company. These forward looking statements include, without limitation, the Company’s expectations that it will file the Form 10¬Q within the time period prescribed by Rule 12b-25. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eyal Perez	+41	78 607 99 01
	(Name)	(Country Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in its results of operations for the quarter ended March 31, 2024, as compared to the quarter ended March 31, 2023, as a result of, among other things, the following:

For the three months ended March 31, 2023, we had net income of approximately $1,353,000, which consisted of income from investments held in the Trust Account of approximately $1.6 million, offset by certain expenses. The Company anticipates that net income for the three months ended March 31, 2024 will be significantly less, given the fact that the assets in the Trust Account have been significantly reduced due to redemptions in fiscal year 2023.

GENESIS GROWTH TECH ACQUISITION CORP.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 15, 2024	By:	/s/ Eyal Perez
		Name:	Eyal Perez
		Title:	Chief Executive Officer

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